Exhibit 99.1

Sapiens and SAPRUN are Partnering to Offer
Sapiens P&C in Russia

SAPRUN to serve as Sapiens distributor and integrator for the Russian and CIS market

Holon, Israel, Jan 23, 2014 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that SAPRUN has been appointed as its distribution and integration partner in Russia. This partnership will extend the availability of Sapiens IDIT Software Suite to general insurance companies in the CIS region.

“Our partnership with SAPRUN is an important step in the implementation of our growth strategy and further supports our commitment to the Russian market,” said Yoel Amir, Managing Director, General Insurance and P&C Division with Sapiens. “Sapiens IDIT Software Suite, which is fully deployed across the branch offices of Oranta Insurance Russia, is already supporting a wide range of Russian insurance products and processes. We are confident that IDIT’s compliance with the Russian regulations, allied to the specialist local skills provided by SAPRUN, will make the Sapiens-SAPRUN offering an attractive solution for insurers in the region.”

Sapiens IDIT Software Suite is recognized as a mature, proven, modern general insurance solution. According to Research & Advisory firm CELENT, Policy Administration Systems, General Insurance Report from Jan. 2014: “Sapiens continues to offer a solution with great functionality and very strong technology, something rewarded in growth in clients and new deals. Sapiens IDIT continues to excel as a leading solution in both functionality and technology.”

Sapiens and SAPRUN will be exhibiting the latest version of Sapiens IDIT Software Suite at the Russian Insurance Forum on February 17-18, 2014 at the InterContinental Hotel, Moscow. The demonstration will include policy administration, claims, billing and collection, with a wide range of products, processes, and mobile capabilities for the Russian insurance market. Sapiens representatives will be available for one-on-one meetings throughout the conference.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com

About SAPRUN

SAPRUN is a group of companies specializing in the implementation of b2b IT solutions. SAPRUN has more than 300 employees, bringing together the best experts on the market of system analysis and solution integration. SAPRUN offices are located in Moscow, St. Petersburg and Kiev. By the end of 2012, SAPRUN was included in the lists of TOP100 largest and TOP 10 fastest growing IT companies in Russia. For more information: www.saprun.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: Yaffa Cohen-Ifrah VP Corporate Marketing & Communications Sapiens International Office: +972-3-790 2026 e-Mail: yaffa.cohen-ifrah@sapiens.com	James Carbonara Regional Vice President Hayden IR Office: +1-646-755-7412 e-Mail: James@haydenir.com